 1-A/A LIVE 0001786960 XXXXXXXX 024-11069 true false false QUALITY OF LIFE MARKETING INC WY 2019 0001786960 7900 00-0000000 0 1 1350 NE 125 STREET SUITE 201C NORTH MIAMI FL 33161 5612107553 Hamon Fytton Other 0.00 0.00 8500.00 0.00 0.00 0.00 0.00 8500.00 -8500.00 0.00 0.00 8500.00 0.00 -8500.00 0.00 0.00 COMMON 4000000 00000000 none SERIES A Preferred 1000000 00000000 none 0 true true false Tier1 Unaudited Equity (common or preferred stock) Y N N Y N N 4000000 4000000 0.5000 2000000.00 0.00 0.00 0.00 2000000.00 false true AL AK AZ AR CA CO CT DE DC FL GA HI ID IL IN IA KS KY LA ME MD MA MI MN MS MO MT NE NV NH NJ NM NY NC ND OH OK OR PA PR RI SC SD TN TX UT VT VA WA WV WI WY A0 A1 A2 A3 A4 A5 A6 A7 A8 A9 B0 Z4 AL AK AZ AR CA CO CT DE DC FL GA HI ID IL IN IA KS KY LA ME MD MA MI MN MS MO MT NE NV NH NJ NM NY NC ND OH OK OR PA PR RI SC SD TN TX UT VT VA WA WV WI WY A0 A1 A2 A3 A4 A5 A6 A7 A8 A9 B0 Z4 true